The Hillman Companies, Inc.

10590 Hamilton Avenue

Cincinatti, OH 45231-1764

November 2, 2011

VIA EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Hillman Companies, Inc.
Registration Statement on Form S-4
Filed July 13, 2011
File No. 333-175527

Dear Ms. Long:

The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the letter, dated July 28, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and hereby submits this letter in response, together with an electronic version of Amendment No. 1 to the Registration Statement (the “Amendment”). The Staff’s comment is reprinted below and is followed by the Company’s response.

General

We note that you have not yet responded to our comment letter dated July 19, 2011, regarding your Form 10-K for the fiscal year ended December 31, 2010. Please note that we will not entertain a request for acceleration on your registration statement until you have fully addressed these outstanding comments.

Response

Further to the Staff’s letter dated October 19, 2011 and discussions with the Staff, the Company understands that the Commission has completed its review of the Company’s

Pamela A. Long, Assistant Director

Division of Corporation Finance

November 2, 2011

Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”). The Company has reflected in the Amendment filed herewith, as applicable, revised disclosure prepared by the Company and reviewed by the Staff in response to the Staff’s comments on the Form 10-K. The Company is hereby submitting the Amendment, and under separate cover, a request for acceleration of the Registration Statement.

*         *        *

In connection with responding to the Staff’s letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact me at (513) 851-4900, extension #2063.

Sincerely,

/s/ James P. Waters
James P. Waters
Executive Vice President and Chief Operating Officer
The Hillman Companies, Inc.

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP